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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Savis, Bradar and Thales to partner in air traffic control radar solutions

Paris, France, June 19, 2017 - Savis and Bradar, affiliated companies to Embraer Defense & Security, and Thales announced today at the Paris Air Show a cooperation agreement to jointly evaluate business opportunities in air traffic control radar and systems in civil and military worldwide markets.

According to the agreement, Savis, Bradar and Thales as well as its affiliated company Omnisys will cooperate to compose new air traffic control radar solutions with existing portfolio synergies for domestic and international markets. The companies will jointly identify, pursue and capture new business opportunities for their mutual benefits as well as to better serve their customers.

"This initiative will allow us to take advantage of existing synergies and complementarities in terms of products and technologies, with a view to developing joint solutions to meet the current and future demands of the Brazilian and international markets, specifically in the area of radar solutions for air traffic control", said Jackson Schneider, President and CEO, Embraer Defense & Security.

"This partnership confirms Thales commitment to keep developing and producing high technology in Brazil for the worldwide market. By leveraging both companies competences and technologies, we will be in a better position to keep excelling in serving our customers with innovative solutions" , said Ruben Lazo, Thales Vice-President, Latin America.

About Embraer Defense & Security
Leader in the aerospace and defense industry of Latin America, Embraer Defense & Security offers a complete line of integrated solutions such as C4I (Command, Control, Communication, Computers and Intelligence Center) applications, leading edge technologies in the production of radars, advanced information and communication systems, integrated systems for border monitoring and surveillance, as well as military and government transportation aircraft. With a growing presence on the global market, Embraer Defense & Security products are present in more than 60 countries.

About Bradar
Bradar is specialized on the development of electronic systems and sensors as defense radars for ground and aerial surveillance, electronic warfare and intelligence equipment, and airborne remote sensing solutions for mapping and monitoring using company s synthetic aperture radar (BradarSAR) that generates high -resolution precision maps on day or night and all weather conditions.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Savis
Savis Tecnologia e Sistemas S. A. is an engineering company dedicated to System of Systems integration, specialized in the development, integration, project management, implementation and life cycle support of border protection projects and defense of strategic structures. Savis is the lead system integrator for Brazilian Army s SISFRON, which is the largest ongoing border surveillance project on Earth.

About Thales
Thales is a global technology leader for the Aerospace, Transport, Defence and Security markets. With 64,000 employees in 56 countries, Thales reported sales of €14.9 billion in 2016. With over 25,000 engineers and researchers, Thales has a unique capability to design and deploy equipment, systems and services to meet the most complex requirements. Especially on Air Traffic Control, two out of every three planes around the world land and take-off with the help of Thales. In Brazil, over 70% of Air Traffic Control radars are provided by Thales.

About Omnisys
Omnisys is a Brazilian company, subsidiary of Thales Group, with extensive experience in the civil, space and defense markets. With 220 employees, the company has strong performance in the segments of air traffic control, air defense, defense electronics, electronic warfare, payloads for satellites and services.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +33 (0)657120121 Tel.: +33 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 19, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer